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                                                                    Exhibit 99.2

                                GIFT INSTRUMENT
           CHARITABLE GIFT TO AMERICAN SAVINGS CHARITABLE FOUNDATION


     American Financial Holdings, Inc., 102 West Main Street, New Britain, CT 06051 (the" Company"), desires to make a gift of its common stock, par value $.01 per share to American Savings Charitable Foundation (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between American Financial Holdings, Inc. and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, American Financial Holdings, Inc. now gives, transfers, and delivers to the Foundation _________ shares of its common stock, par value $.01 per share, for total consideration of $0.01 per share, or $_________, subject to the following conditions:

     1. The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which American Savings Bank, New Britain, Connecticut operates, in accordance with the provisions of the Foundation's Certificate of Incorporation; and

     2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status.

     3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however that this voting restriction shall have no force and effect in the event that such restriction is waived by the Federal Deposit Insurance Corporation.


Dated:_________, 1999               American Financial Holdings, Inc.


                                    By:  _______________________
                                         Robert T. Kenney
                                         Chairman, President & Chief
                                         Executive Officer